UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 5, 2018

ANDINA ACQUISITION CORP. II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-37628	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 West 57th Street, Suite 2223

New York, NY 10107
(Address of Principal Executive Offices) (Zip Code)

(646) 565-3861

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

ANDINA ACQUISITION CORP. II (“ANDINA”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ANDINA SECURITIES, REGARDING ITS PROPOSED BUSINESS COMBINATION WITH LAZY DAYS’ R.V. CENTER, INC. (“LAZYDAYS” OR THE “COMPANY”), AS DESCRIBED IN THE CURRENT REPORT ON FORM 8-K FILED BY ANDINA ON OCTOBER 30, 2017. THIS CURRENT REPORT ON FORM 8-K, INCLUDING THE EXHIBIT HERETO, MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

EARLYBIRDCAPITAL, INC. (“EBC”), THE MANAGING UNDERWRITER OF ANDINA’S INITIAL PUBLIC OFFERING (“IPO”) DECLARED EFFECTIVE IN NOVEMBER 2015, IS ASSISTING ANDINA IN THESE EFFORTS, FOR WHICH EBC WILL RECEIVE A FEE. CRAIG-HALLUM CAPITAL GROUP LLC (“CRAIG-HALLUM”) IS ALSO ASSISTING ANDINA IN CONNECTION WITH THESE EFFORTS FOR WHICH IT WILL RECEIVE A FEE. ANDINA, ITS DIRECTORS AND EXECUTIVE OFFICERS AND EBC AND CRAIG-HALLUM MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ANDINA SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION.

SHAREHOLDERS OF ANDINA AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ANDINA’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT AND THE REGISTRATION STATEMENT TO BE FILED BY ANDINA’S WHOLLY-OWNED SUBSIDIARY, ANDINA II HOLDCO CORP. (“HOLDCO”), IN CONNECTION WITH ANDINA’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THESE PROXY STATEMENTS AND THE REGISTRATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ ANDINA’S FINAL PROSPECTUS, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON NOVEMBER 25, 2015, AND ANDINA’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2016 AND QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2017, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF ANDINA’S OFFICERS AND DIRECTORS AND OF EBC AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT AND PROSPECTUS TO BE INCLUDED IN HOLDCO’S REGISTRATION STATEMENT WILL BE MAILED TO SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE BUSINESS COMBINATION. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF SUCH DOCUMENTS, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ANDINA ACQUISITION CORP. II, 250 WEST 57TH STREET, SUITE 2223, NEW YORK, NEW YORK 10107, ATTN: CORPORATE SECRETARY. THESE DOCUMENTS, ONCE AVAILABLE, AND THE FINAL PROSPECTUS AND ANNUAL REPORT ON FORM 10-K CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

Some of THE COMPANY’S financial information and data contained IN THE EXHIBITS ATTACHED HERETO does not conform to SEC regulations in that it includes certain financial information (EBITDA) not derived in accordance with United States Generally Accepted Accounting Principles (“GAAP”). Accordingly, such information and data will be adjusted and presented differently in Andina’s proxy statement to solicit shareholder approval of the proposed transaction. Andina and THE COMPANY believe that the presentation of non-GAAP measurements provides information that is useful to investors as it indicates more clearly the ability of THE COMPANY to meet capital expenditures and working capital requirements and otherwise meet its obligationS as they become due.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

This report and the exhibit hereto are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ANDINA, HOLDCO or LAZYDAYS, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

This report and the exhibit hereto include “forward-looking statements.” LAZYDAYS’ actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, ANDINA’S and LAZYDAYS’ expectations with respect to future performance, anticipated financial impacts of the BUSINESS COMBINATION and related transactions; approval of the BUSINESS COMBINATION and related transactions by security holders; the satisfaction of the closing conditions to the BUSINESS COMBINATION and related transactions; and the timing of the completion of the BUSINESS COMBINATION and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the parties’ control and difficult to predict. Factors that may cause such differences include: business conditions; weather and natural disasters; changing interpretations of GAAP; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the business in which LAZYDAYS is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of SERVICES THAT LAZYDAYS PROVIDES; general economic conditions; and geopolitical events and regulatory changes. Other factors include the possibility that the BUSINESS COMBINATION does not close, including due to the failure to receive required security holder approvals, or the failure TO SATISFY other closing conditions.

The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in ANDINA’S most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning ANDINA and LAZYDAYS, the BUSINESS COMBINATION, the related transactions or other matters and attributable to ANDINA and LAZYDAYS or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither ANDINA nor LAZYDAYS undertakeS or acceptS any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report is an updated investor presentation that may be used by Andina for meetings with its security holders and other interested persons in connection with its proposed business combination with LazyDays.

This information furnished hereunder, including the related exhibit, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any disclosure document of Harmony, except as shall be expressly set forth by specific reference in such document.

Item 9.01	Financial Statements, Pro Forma Financial Information and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 5, 2018	ANDINA ACQUISITION CORP. II

	By:	/s/ Julio A. Torres
	Name:	Julio A. Torres
	Title:	Chief Executive Officer